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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER:  0-24626
                                                                         -------
                                                        CUSIP NUMBER:  216844100
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(Check One): [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q
[  ] Form 10-D  [  ]Form N-SAR  [  ] Form N-CSR

For Period Ended:      MARCH 31, 2009
                   -------------------------------------------------------------
[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

         Read Instruction (On Back Page) Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

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PART I - REGISTRANT INFORMATION

Full name of Registrant   COOPERATIVE BANKSHARES, INC.
                        --------------------------------------------------------
Former Name if Applicable
                         -------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)  201 MARKET STREET
                                                         -----------------------
City, State and Zip Code    WILMINGTON, NORTH CAROLINA 28401
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PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[  ]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                  Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         Cooperative Bankshares, Inc. ("Bankshares," "we," "our" or the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "Form 10-Q") with the U.S. Securities and Exchange Commission (the "SEC") by the May 15, 2009 due date. This notice contains selected preliminary unaudited financial information about our results of operations which is subject to change in our Quarterly Report on Form 10-Q.

         We are not able to file a timely Form 10-Q because we have not completed our consolidated financial statements and related disclosures for the quarter ended March 31, 2009.

         As previously reported, the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") with the SEC due to the circumstances set forth in the Form 12b-25 filed by the Company with the SEC on April 1, 2009 and the Form 12b-25/A filed by the Company with the SEC on April 15, 2009, the contents of which are incorporated herein by reference. The delay in the filing of the Company's Form 10-K resulted in the Company requiring additional time to complete its consolidated financial statements and related disclosures for the quarter ended March 31, 2009 and for its independent auditors to complete their required review of such financial statements and related disclosures. The Company currently anticipates filing its Form 10-Q for the quarter ended March 31, 2009 with the SEC in May 2009.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               TODD L. SAMMONS                         (910) 343-0181
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                  (Name)                               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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         The Company expects that its results of operations for the quarter ended March 31, 2009 will be significantly different from the results of operations for the quarter ended March 31, 2008. The following table provides preliminary unaudited summary financial data for the quarterly period ended March 31, 2009 and comparative data for the corresponding period in 2008.

SUMMARY FINANCIAL DATA (UNAUDITED)

                                                         Three Months Ended
                                                              March 31,
(In thousands)                                          2009             2008
                                                    -----------      -----------

Interest income                                     $ 12,179          $ 15,296
Interest expense                                       7,358             9,005
Net interest income                                    4,821             6,291
Provision for loan losses                              1,991               855
Noninterest income                                     1,644             1,304
Noninterest expense                                    5,116             5,629
Income (loss) before taxes                              (642)            1,111
Income tax expense (benefit)                          (1,591)              359
Net income                                          $    949          $    752


         As shown above, unaudited preliminary net income for the quarter ended March 31, 2009 was $949,000 compared to net income of $752,000 for the same quarter in 2008. Unaudited preliminary loss before taxes for the quarter ended March 31, 2009 was $642,000 compared to income before taxes of $1.1 million for the same period in 2008. The decrease in earnings before taxes for the quarter ended March 31, 2009 was primarily the result of a decrease in net interest income compounded with an increase to the provision for loan losses compared to the quarter ended March 31, 2008. Net interest income decreased primarily as a result of actions taken by the Federal Reserve to reduce the discount rate by 400 basis points during 2008, which had a corresponding effect on market rates of interest, and an increase in nonaccrual loans at March 31, 2009 compared to the same period in 2008. The provision for loan losses increased for the quarter ended March 31, 2009 compared to the same quarter in 2008 due to adjustments to valuation allowances for the recorded investment in nonaccrual loans related to the increase in nonaccrual loans compounded by the decline of real estate collateral values as a result of the deterioration of the economy. Unaudited preliminary income tax benefit for the first quarter of 2009 was $1.6 million compared to income tax expense of $359,000 for the first quarter of 2008. The unaudited preliminary income tax benefit for the quarter ended March 31, 2009 is primarily due to a reduction of the valuation allowance on the decreased balance of the net deferred tax asset and, to a lesser extent, the tax benefit on the Company's operating loss for the first quarter of 2009.

         The information for the quarterly period ended March 31, 2009 set forth in this filing is unaudited and should be considered preliminary, and all information is subject to change pending completion of the review of this period. Actual results may differ materially.


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Note Regarding Forward-Looking Statements
-----------------------------------------

         This document, as well as other written communications made from time to time by Cooperative Bankshares, Inc. and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions, and business trends) that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "should," "planned," "estimated," and "potential." For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company's ability to predict future results is inherently uncertain and the Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to:

     o   Recent and future bail-out actions by the Federal Government;

     o   A further slowdown in the national and North Carolina economies;

     o   A further deterioration in asset values locally and nationwide;

     o   The volatility of rate sensitive deposits;

     o   Changes in the regulatory environment;

     o Governmental action as a result of our inability to comply with regulatory orders and agreements;

     o   Increasing competitive pressure in the banking industry;

     o   Operational risks including data processing system failures or fraud;

     o   Asset/liability matching risks and liquidity risks;

     o   Continued access to liquidity sources;

     o   Changes in our borrowers' performance on loans;

     o   Changes in critical accounting policies and judgments;

     o Changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies;

     o   Changes in the equity and debt securities markets;

     o   The effect of additional provision for loan losses;

     o   The effect of an impairment charge on our deferred tax asset;

     o   Fluctuations of our stock price;

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     o   The success and timing of our business strategies;

     o The impact of reputation risk created by these developments on such matters as business generation and retention, funding and liquidity;

     o The impact of regulatory restrictions on our ability to receive dividends from our subsidiaries; and

     o Political developments, wars or other hostilities may disrupt or increase volatility in securities or otherwise affect economic conditions.

         The consequences of these factors, any of which could hurt our business, could include, among others:

     o Because of the Company's cumulative losses and its liquidity and capital positions, the FRB, FDIC, and/or the Commissioner may take additional significant regulatory action against the Bank;

     o   Our inability to continue to operate as a going concern;

     o   Increased loan delinquencies;

     o   An escalation in problem assets and foreclosures;

     o   A decline in demand for our products and services;

     o A reduction in the value of the collateral for loans made by us, especially real estate, which, in turn would likely reduce our customers' borrowing power and the value of assets and collateral associated with our existing loans;

     o   A reduction in the value of certain assets held by us;

     o   An inability to meet our liquidity needs;

     o An inability to raise capital to comply with the requirements of our regulators and for continued o support of operations;

     o An inability to make or defer payments on our trust preferred securities; and

     o   An inability to engage in certain lines of business.

         Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of those documents. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law or regulation, the Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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                          COOPERATIVE BANKSHARES, INC.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 18, 2009                     By: /s/ Todd Sammons
                                           -------------------------------------
                                           Todd L. Sammons
                                           Chief Financial Officer and Interim
                                           President and Chief Executive Officer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.